August 16, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Laura Nicholson, Special Counsel

Re:	Alliance MMA, Inc.

Registration Statement on Form S-1

CIK No. 0001674227

Ladies and Gentlemen:

On behalf of Alliance MMA, Inc. (the “Company”), we are submitting herewith for filing, via the Commission’s EDGAR System, a Registration Statement on Form S-1 relating to the registration of common stock of the Company under the Securities Act of 1933, as amended, and the initial public offering thereof.

Please feel free to contact the undersigned at (212) 599-0700 with any questions or comments.

Sincerely,

MAZZEO SONG P.C.

By:	/s/ Robert L. Mazzeo
Robert L. Mazzeo

cc:	Paul K. Danner, III

Chief Executive Officer